Exhibit 99.2

BIT ORIGIN LIMITED AND SUBSIDIARIES
(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)
CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2022	2022
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$32,887	$17,805
Cryptocurrencies	1,796,794	141,888
Other receivables	2,582,761	3,715,962
Other receivables - related party	-	354,903
Prepayments	407,599	20,625
Security deposit	1,351,651	1,151,851
GST tax receivable	349,960	349,960
Total current assets	6,521,652	5,752,994

OTHER ASSETS
Prepayments	-	18,175,800
Plant and equipment, net	27,035,381	8,026,130
Cost method investment	3,000,000	3,000,000
Total other assets	30,035,381	29,201,930

Total assets	$36,557,033	$34,954,924

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Loans from third party	$819,000	$-
Convertible debenture	1,902,046	-
Accounts payable	75,836	-
Other payables and accrued liabilities	-	299,968
Total current liabilities	2,796,882	299,968

Total liabilities	2,796,882	299,968

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 300,000,000 shares authorized, 100,542,872 and 91,857,298
shares issued and outstanding as of December 31, 2022 and June 30, 2022, respectively	1,005,429	918,573
Additional paid-in capital	72,742,951	69,719,807
Accumulated deficit	(39,988,229)	(35,983,424)
Total Bit Origin Limited shareholders' equity	33,760,151	34,654,956

Total equity	33,760,151	34,654,956

Total liabilities and shareholders' equity	$36,557,033	$34,954,924

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LIMITED AND SUBSIDIARIES
(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	For the Six Months Ended December 31,
	2022	2021

REVENUES
Cryptocurrencies mining revenue	$2,060,810	$-
Total revenues	2,060,810	-

COST OF REVENUES
Cost of cryptocurrencies mining revenue	4,237,058	-
Total cost of revenues	4,237,058	-

GROSS PROFIT	(2,176,248)	-

OPERATING EXPENSES:
General and administrative	1,680,559	1,686,507
Stock compensation expense	-	21,140
Total operating expenses	1,680,559	1,707,647

LOSS FROM OPERATIONS	(3,856,807)	(1,707,647)

OTHER INCOME (EXPENSE)
Realized loss on sale/exchange of cryptocurrencies	(20,395)	-
Interest expense	(125,187)	(32,767)
Other finance expenses	(2,416)	(627)
Gain on debt settlements	-	823,749
Total other (expense) income, net	(147,998)	790,355

LOSS BEFORE INCOME TAXES	(4,004,805)	(917,292)

PROVISION FOR INCOME TAXES	-	-

NET LOSS FROM CONTINUING OPERATIONS	(4,004,805)	(917,292)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	-	(27,225,800)
NET LOSS FROM DISCONTINUED OPERATIONS	-	(27,225,800)

NET LOSS	(4,004,805)	(28,143,092)

Less: Net loss attributable to non-controlling interest from discontinued operations	-	(4,392,588)

NET LOSS ATTRIBUTABLE TO BIT ORIGIN LIMITED	$(4,004,805)	$(23,750,504)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	-	(439,611)

TOTAL COMPREHENSIVE LOSS	(4,004,805)	(28,582,703)

Less: Comprehensive loss attributable to non-controlling interests from discontinued operations	-	(4,460,780)

COMPREHENSIVE LOSS ATTRIBUTABLE TO BIT ORIGIN LIMITED	$(4,004,805)	$(24,121,923)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	98,371,479	44,777,735
Diluted	98,371,479	48,430,116

LOSS PER SHARE - BASIC
Continuing operations	$(0.04)	$(0.02)
Discontinued operations	$-	$(0.51)

LOSS PER SHARE - DILUTED
Continuing operations	$(0.04)	$(0.02)
Discontinued operations	$-	$(0.47)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LIMITED AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

							Accumulated
			Additional	Deferred	Accumulated deficit		other
	Ordinary shares		paid-in	share	Statutory		comprehensive	Noncontrolling
	Shares	Par value	capital	compensation	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, June 30, 2021	40,716,642	$407,167	$32,175,798	$(21,140)	$1,670,367	$(38,574,620)	$1,120,774	$1,601,666	$(1,619,988)
Issuance of ordinary shares for JMC purchase	600,000	6,000	(6,000)	-	-	-	-	-	-
Amortization of deferred share compensation	-	-	-	21,140	-	-	-	-	21,140
Sales of ordinary shares	17,175,412	171,754	14,951,796	-	-	-	-	-	15,123,550
Net loss	-	-	-	-	-	(23,750,504)	-	(4,392,588)	(28,143,092)
Foreign currency translation	-	-	-	-	-	-	(371,419)	(68,192)	(439,611)
BALANCE, December 31, 2021 (Unaudited)	58,492,054	$584,921	$47,121,594	$-	$1,670,367	$(62,325,124)	$749,355	$(2,859,114)	$(15,058,001)

BALANCE, June 30, 2022	91,857,298	$918,573	$69,719,807	$-	$-	$(35,983,424)	$-	$-	$34,654,956
Issuance of ordinary shares for equipment purchase	8,685,574	86,856	3,023,144	-	-	-	-	-	3,110,000
Net loss	-	-	-	-	-	(4,004,805)	-	-	(4,004,805)
BALANCE, December 31, 2022 (Unaudited)	100,542,872	$1,005,429	$72,742,951	$-	$-	$(39,988,229)	$-	$-	$33,760,151

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LIMITED AND SUBSIDIARIES
(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,004,805)	$(28,143,092)
Net loss from discontinued operations	-	(27,225,800)
Net loss from continuing operations	(4,004,805)	(917,292)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,391,582	-
Realized loss on sale/exchange of cryptocurrencies	20,395	-
Stock compensation expense	-	21,140
Amortization of convertible debenture issuance cost and discount	58,046	-
Interest expense of convertible debenture	111,144	32,767
Interest expense of third party loans	14,043	-
Gain on debt settlement	-	(823,749)
Change in operating assets and liabilities
Cryptocurrencies - mining, net of mining pool operating fees	(1,963,550)	-
Other receivables	1,133,201	(4,396)
Prepayments	(502,008)	24,977
Security deposits	(199,800)	-
Accounts payable	75,836	-
Other payables and accrued liabilities	(299,968)	(26,528)
Net cash used in operating activities from continuing operations	(3,165,884)	(1,693,081)
Net cash provided by operating activities from discontinued operations	-	1,764,371
Net cash (used in) provided by operating activities	(3,165,884)	71,290

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of cryptocurrencies	288,250	-
Purchases of plant and equipment	-	(6,999,200)
Net cash provided by (used in) investing activities from continuing operations	288,250	(6,999,200)
Net cash used in investing activities from discontinued operations	-	(3,164)
Net cash provided by (used in) investing activities	288,250	(7,002,364)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other receivables - related parties	354,903	-
Proceeds from other payables - related parties	-	905,520
Proceeds from issuance of ordinary shares through private offerings	-	15,123,552
Proceeds from third party loans	819,000	-
Proceeds from convertible debentures, net of issuance costs	1,844,000	-
Payments of convertible debenture interest expense	(111,144)	(32,767)
Payments of third party loans interest expense	(14,043)	-
Net cash provided by financing activities from continuing operations	2,892,716	15,996,305
Net cash used in financing activities from discontinued operations	-	(1,787,607)
Net cash provided by financing activities	2,892,716	14,208,698

EFFECT OF EXCHANGE RATE ON CASH	-	(14,345)

CHANGES IN CASH	15,082	7,263,279

CASH AND CASH EQUIVALENTS, beginning of period	17,805	97,081

CASH AND CASH EQUIVALENTS, end of period	32,887	7,360,360

LESS: CASH FROM DISCONTINUED OPERATIONS	-	55,704

CASH FROM CONTINUING OPERATIONS	$32,887	$7,304,656

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$125,187	$32,767

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Note 1 – Nature of business and organization

Organization

Bit Origin Ltd (“Bit Origin” or the “Company”), formerly known as China Xiangtai Food Co., Ltd., is a holding company incorporated on January 23, 2018, under the laws of the Cayman Islands. Bit Origin has no substantive operations other than holding all of the outstanding share capital of the following entities:

•	SonicHash Inc, (“SonicHash Canada”), SonicHash Pte. Ltd (“SonicHash Singapore”) and SonicHash LLC (SonicHash US).

•	WVM (“Xiangtai BVI”) is a holding company holding all of the outstanding equity of CVS Limited, (“Xiangtai HK”). Xiangtai HK is also a holding company holding all of the outstanding equity of Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”), which controls subsidiaries and variable interest entities (VIEs) based in China. The Company disposed Xiangtai BVI on April 27, 2022.

•	China Silanchi Holding Limited (“Silanchi”) is a holding company holding all of the outstanding equity of Haochuangge Limited, (“Haochuangge HK”). Haochuangge HK is also a holding company holding all of the outstanding equity of Beijing Gangyixing Technology Ltd. (“Gangyixing WFOE”), which controls Beijing Fu Tong Ge Technology Co., Ltd. (“Fu Tong Ge”), a VIE based in China. Silanchi and its subsidiaries and VIEs are currently not engaging in any active business. The Company disposed Silanchi on April 27, 2022.

Business Overview

The Company has been in the process of preparing for new business activities in cryptocurrency mining operations through its newly incorporated subsidiaries SonicHash Canada, SonicHash Singapore and SonicHash LLC since December 2021. On December 31, 2022, 1,700 units of cryptocurrency mining equipment were placed at a mining facility in Indiana, U.S., and 2,550 units of cryptocurrency mining equipment were placed at another mining facility in Wyoming, U.S. The Company started to generate cryptocurrencies mining revenue from May 2022.

The Company, through its VIEs contractual with Xiangtai WFOE, Chongqing Penglin Food Co., Ltd. (“CQ Penglin”) and Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”), and through its wholly-owned subsidiaries, Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”) and Chongqing Pengmei Supermarket Co. Ltd., (“CQ Pengmei”), engaged in slaughtering, processing, packing and selling various processed meat products business and raw feed materials wholesales business. The Company disposed those businesses on April 27, 2022 (See Note 3). As a result, the historic results of operations for the Company’s grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Historic Business Acquisition

On July 2, 2018, the Company acquired CQ Pengmei that operated two grocery stores under common control of Ms. Zeshu Dai, its CEO, and her spouse in the city of Chongqing. The operations of these two grocery stores started in November 2017. The acquisition price was at the carrying value on CQ Pengmei books and records for a total of approximately $0.9 million (RMB 5,949,052). In February 2020, the Company discontinued its grocery stores business as the Company has been operating at losses in this business.

On April 3, 2020, the Company entered into a Share Purchase Agreement (“SPA”) with Xiangtai WFOE, JMC, which engages in raw feed material and formula solution wholesales business, and the shareholders of JMC (“JMC Shareholders”). Pursuant to the SPA, the Company shall issue to the shareholder who owns 51% of JMC’s equity interest 2,000,000 duly authorized, fully paid and nonassessable ordinary shares of the Company, valued at a price of $1.77 per share, the closing price of the Company’s ordinary share on April 3, 2020, for an aggregate discounted purchase price of $2,658,909 with probability of contingent considerations, subject to the milestones as specified in the SPA, in exchange for JMC Shareholders’ agreement to cause JMC to enter into certain VIE agreements with Xiangtai WFOE, through which WFOE shall have the right to control, manage and operate JMC in return for a service fee equal to 51% of JMC’s after-tax net income. According to the milestones, 1,600,000 shares were issued to JMC shareholders as of June 30, 2022. The remaining contingent 400,000 shares which shall be issued to JMC shareholders before August 7, 2022 will not be issued as the business was disposed on April 27, 2022.

On September 3, 2020, the Company entered into a share purchase agreement with Silanchi, a British Virgin Islands company, and China Gelingge Holding Limitied and China Yaxinge Holding Limited, the shareholders of Silanchi, who collectively hold 100% equity interest of Silanchi and to deliver a total consideration of US$100 in exchange for acquiring 98% equity interest of Silanchi. Silanchi was established on December 12, 2019 and was disposed on April 27, 2022.

New Business

On December 14, 2021, the Company formed SonicHash Inc. (“SonicHash Canada”), a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Pte. Ltd. (“SonicHash Singapore”), a company incorporated under the laws of Singapore. On December 17, 2021, the Company formed SonicHash LLC (“SonicHash US”) under the laws of the State of Delaware. The Company holds 100% equity interest in SonicHash Canada, SonicHash Singapore and SonicHash US, which mainly engage in cryptocurrency mining related operation and management.

By the end of December 2022, the Company had purchased 4,250 units of cryptocurrency mining equipment. The Company had 2,550 units in stock in a mining facility in Wyoming, U.S. and 1,700 units in stock in a mining facility in Marion Indiana, U.S. by the end of December 2022.

Consolidation Scope

The accompanying consolidated financial statements reflect the activities of Bit Origin and each of the following entities:

Name	Background	Ownership
Xiangtai BVI	· A British Virgin Islands company	100% owned by Bit Origin *Disposed in April 2022
Xiangtai HK	· A Hong Kong company	100% owned by Xiangtai BVI *Disposed in April 2022
Xiangtai WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Xiangtai HK *Disposed in April 2022
CQ Penglin	· A PRC limited liability company
	· Slaughtering, processing, packing, and selling various processed meat products.	VIE of Xiangtai WFOE *Disposed in April 2022
GA Yongpeng	· A PRC limited liability company
	· Slaughtering, processing, packing and selling various processed meat products.	100% owned by Xiangtai WFOE *Disposed in April 2022
CQ Pengmei	· A PRC limited liability company	100% owned by Xiangtai WFOE *Disposed in April 2022
· Grocery stores selling daily necessities
JMC	· A PRC limited liability company	51 % VIE of Xiangtai WFOE *Disposed in April 2022
· Feed raw materials and formula solutions wholesales.
Silanchi	· A British Virgin Islands company	100% owned by Bit Origin *Disposed in April 2022
Haochuangge	· A Hong Kong company	100% owned by Silanchi *Disposed in April 2022
Gangyixing WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Haochuangge *Disposed in April 2022
Fu Tong Ge	· A PRC limited liability company	VIE of Gangyixing WFOE *Disposed in April 2022
SonicHash Canada	· A Canada company	100% owned by Bit Origin
SonicHash Singapore	· A Singapore company	100% owned by Bit Origin
SonicHash US	· A US company	100% owned by Bit Origin

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (SEC), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended December 31, 2022 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2023. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended June 30, 2022 and 2021.

Principles of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company, its subsidiaries, and its variable interest entities. All intercompany transactions and balances are eliminated upon consolidation.

The Company accounts for its noncontrolling interests in joint ventures or partnerships where the Company has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting. In such cases, the original investments are recorded at cost and adjusted for our share of earnings, losses, and distributions. Distributions received from equity method investees are accounted for under the cumulative earnings approach on the Company’s consolidated statements of cash flows.

Use of estimates and assumptions

In presenting the consolidated financial statements in accordance with U.S. GAAP, management make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgement and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The inputs into our judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Estimates are used when accounting for items and matters including, but not limited to revenue recognition, residual values, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, estimates of impairment of long-lived assets, estimated fair value used in business acquisitions, issuance of common stock and warrants exercised and other provisions and contingencies.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. Disposed Xiangtai BVI conducted its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities of disposed entities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The Company’s results of discontinued operations and cash flows are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The average translation rate applied to the consolidated statements of discontinued operations and comprehensive income (loss) and cash flows for the six months ended December 31, 2021 was 6.43 RMB to $1.00. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Discontinued operations

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meet the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management having the authority to approve the action and committing to a plan to sell the entity or the components, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from the balances of the continuing operations. At the same time, the results of discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. See Note 4 – Discontinued operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Cryptocurrencies

Cryptocurrencies (Bitcoins) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost. Cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the six months ended December 31, 2022, no impairment loss was recognized.

Purchases of cryptocurrencies by the Company are included within investing activities in accompanying consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Other receivables

Other receivables include receivable due to exercised warrants and receivable due from buyer of disposed entities. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2022 and June 30, 2022, no allowance for the doubtful accounts was made as the proceeds of exercised warrants were received in July 2022, and the aging of receivable due from buyer was under nine months and the buyer’s business operations are as usual.

Prepayments

Prepayments are cash deposited for future mining equipment purchases or cash advanced to service providers for future services. This amount is refundable and bears no interest.

Security deposits

Security deposits are cash deposited to mining services providers with a term of one year. This amount is refundable and bears no interest.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life
Cryptocurrency mining equipment	5 years

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the six months ended December 31, 2022 and 2021.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the six months ended December 31, 2022 and 2021, no impairment of long-lived assets was recognized.

Financial instruments

The Company analyzes all financial instruments with features of both liabilities and equity under FASB Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” and FASB ASC Topic 815 “Derivatives and Hedging”. The embedded conversion features of convertible debentures not separately accounted for as a derivative and contained considered to be derivative instruments provide for a rate of conversion that is below market value. Such feature is normally characterized as a “beneficial conversion feature” (“BCF”) required to separate the instruments into debt and equity. A BCF is a non-detachable conversion feature that is “in the money” at the commitment date, which requires recognition of interest expense for underlying debt instruments and a deemed dividend for underlying equity instruments. A conversion option is “in the money” if the effective conversion price is lower than the commitment date fair value of the share into which it is convertible. The relative fair values of the BCF were recorded as discounts from the face amount of the respective debt instrument. The Company amortized the discount using the straight-line method which approximates the effective interest method through maturity of such instruments.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Long-term bank loan on the balance sheets is at carrying value, which approximates fair value as the bank was lending the money to the Company at the market rate.

Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle: (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•	Variable consideration
•	Constraining estimates of variable consideration
•	The existence of a significant financing component in the contract
•	Noncash consideration
•	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Cryptocurrency mining:

The Company has entered into cryptocurrency mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in cryptocurrency transaction verification services is an output of the Company’s ordinary activities. The provision of computing power is the only performance obligation in the Company’s contracts with third party pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. All of the Company’s cryptocurrency are populated cryptocurrencies which are actively traded on the major trading platforms such as coinmarketcap.com. The spot price of each cryptocurrency is same on all the trading platforms.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the cryptocurrency mining business, such as utilities, maintenance labor costs, shipping fees, plant remodeling fees and other service charges. The Company signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners to the Company. Depreciation of cryptocurrency mining equipment is calculated separately and also recorded as a component of cost of revenues for cryptocurrency mining.

Stock-based compensation

The Company records stock compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2020 to 2022 are subject to examination by any applicable tax authorities.

Earnings per share (“EPS”)

Basic earnings per share are computed by dividing income available to ordinary shareholders by the weighted average ordinary shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Ordinary shares equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share. Dilution is computed by applying the treasury share method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period.

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 95,000 vested stock options issued on August 1, 2019 with conversion effect of 71,250 ordinary shares, a total of warrants to purchase up to 17,175,412 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share, a total of warrants to purchase up to 858,711 ordinary shares in a concurrent private placement with an exercise price of US$0.96 per share, a total of warrants to purchase up to 18,124,400 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share, a total of warrants to purchase up to 906,220 ordinary shares in a concurrent private placement with an exercise price of US$0.89 per share, a total of warrants to purchase up to 563,726 ordinary shares in a concurrent private placement with an exercise price of US$0.51 per share, and a total of warrants to purchase up to 5,925,599 ordinary shares in a concurrent private placement with an exercise price of US$1.2 per share are excluded in the diluted EPS calculation for the six months ended December 31, 2022 due to their anti-diluted effect.

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 95,000 vested stock options issued on August 1, 2019 with conversion effect of 71,250 ordinary shares, a total of $1.0 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $0.8 and conversion effect of 1,125,182 ordinary shares, a total of $0.7 million principal value of convertible debts issued on June 19, 2020 with floor conversion price of $0.8 and conversion effect of 912,532 ordinary shares, a total of $0.7 million principal value of convertible debts with floor conversion price of $2.5 issued on July 17, 2020 and estimated conversion effect of 280,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on August 14, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on November 13, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, and a total of 1,000,000 contingent shares to be issued to JMC Shareholders are excluded in the diluted EPS calculation for the six months ended December 31, 2021 due to their anti-diluted effect.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company has not early adopted this update and it will become effective on July 1, 2023 assuming the Company will remain an emerging growth company, which qualified as smaller reporting company, at that date. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. The adoption of this standard did not have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021. Early adoption was permitted, including adoption in an interim period. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of this standard did not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations”. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination and resolve the inconsistency of measuring revenue contracts with customers acquired in a business combination by providing specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combination-Overalls. For public business entities, ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year of discontinued operations presentation. These reclassifications have no effect on the accompanying statements of operations and cash flows.

Note 3 – Discontinued Operations

Disposition of Xiangtai BVI and Silanchi

The Company’s farmers’ market and supermarket and grocery stores business and feed raw materials business were negatively affected by the economic cycle and the spread of COVID-19, and they had been operating at losses. On March 31, 2022, China Xiangtai entered into a share purchase agreement (the “Share Purchase Agreement”) with Ocean Planet Future Limited (the “Buyer”). Pursuant to the Share Purchase Agreement, the Company agreed to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited (the “Subsidiaries”), the wholly-owned subsidiaries of the Company, to the Buyer for a cash price of $1,000,000 and the remaining loan of disposed entities carried by the Buyer amounted to $3,029,212 (the “Disposition”). The Board of Directors approved the transaction contemplated by the Share Purchase Agreement. The Disposition closed on April 27, 2022, and represented the Company completing the disposition of the slaughterhouse and meat processing business and the feed raw materials business and focusing on the bitcoin mining business.

The fair value of the discontinued operations of Xiangtai BVI and Silanchi, determined as of April 27, 2022, included the estimated consideration received, less costs to sell.

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the six months ended December 31, 2021.

For the Six Months Ended
December 31,
2021
REVENUES:
Supermarket and grocery store	$—
Farmers' market	2,157,305
Feed raw materials	14,789,450
Total revenues	16,946,755

COST OF REVENUES:
Supermarket and grocery store	—
Farmers' market	2,175,249
Feed raw materials	14,332,701
Total cost of revenues	16,507,950

Gross profit	438,805

OPERATING EXPENSES:
Selling	124,017
General and administrative	388,824
Provision for doubtful accounts	26,175,032
Total operating expenses	26,687,873

Loss from operations	(26,249,068)

OTHER INCOME (EXPENSES)
Interest income	256
Interest expense	(897,411)
Other finance expense	(1,736)
Other income, net	2,895
Total other expenses, net	(895,996)

Loss before income taxes	(27,145,064)

Income tax expense	80,736

Net loss from discontinued operations	$(27,225,800)

Note 4 – Cryptocurrencies

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the six months ended December 31, 2022:

	Quantities (in coins)	Cryptocurrencies
	BTC	Amounts
Balance on July 1, 2021	—	$—
Revenue recognized from cryptocurrencies mined	7.17	192,351
Hosting fees	—	—
Proceeds from sale of cryptocurrencies	—	—
Realized gain on sale/exchange of cryptocurrencies	—	—
Impairment loss of cryptocurrencies	—	(50,463)
Balance on June 30, 2022	7.17	$141,888
Revenue recognized from cryptocurrencies mined	102.36	2,060,810
Hosting fees	(5.72)	(97,260)
Proceeds from sale of cryptocurrencies	(14.70)	(288,250)
Realized loss on sale/exchange of cryptocurrencies	—	(20,395)
Impairment loss of cryptocurrencies	—	—
Balance on December 31, 2022 (Unaudited)	89.11 *	$1,796,793

* A total of 55 BTCs out of the 89.11 BTCs on December 31, 2022 was pledged in a third party’s wallet for the Company’s third-party loans (see Note 10 for details).

Note 5 – Other receivables

Other receivables consist of the following:

	December 31,	June 30,
	2022	2022
	(Unaudited)
Receivable for exercised warrants	$—	$686,750
Receivable due from buyer of disposed entities*	2,582,761	3,029,212
Total other receivables	$2,582,761	$3,715,962

*The balance is the remaining loan of disposed entities carried by the buyer.

Note 6 – Prepayments

Prepayments consist of the following:

	December 31,	June 30,
	2022	2022
	(Unaudited)
Prepaid mining equipment purchase prices*	$—	$18,175,800
Prepaid expenses	407,599	20,625
Total prepayments	$407,599	$18,196,425
Prepayments - current	(407,599)	(20,625)
Prepayments - noncurrent	$—	$18,175,800

*The balance is the payment the Company prepaid for 2,760 units cryptocurrency mining equipment, of which 1,700 units were arrived in Marion Indiana in July 2022 and the remaining 1,060 units were delivered in 2022 Q3.

Note 7 – Plant and equipment, net

Plant and equipment consist of the following:

	December 31,	June 30,
	2022	2022
	(Unaudited)
Cryptocurrency mining equipment	$29,703,726	$8,302,893
Less: accumulated depreciation	(2,668,345)	(276,763)
Plant and equipment, net	$27,035,381	$8,026,130

The Company had a total of 4,250 units of cryptocurrency mining equipment were delivered and started to generate revenue before December 31, 2022. Depreciation expense for those mining equipment amounted to $2,391,582 during the six months ended December 31, 2022, and the depreciation expense was included in the cost of revenues.

Note 8 – Cost method investment

The Company entered into a subscription agreement with MineOne Cloud Computing Investment I L.P. (the “Partnership”) on June 10, 2022, pursuant to which the Company made $3 million investment in the Partnership for a sharing percentage of 8.8235%. The Partnership is engaged in building and operating a mining facility in Wyoming, and currently in the construction phase.

Note 9 – Related party transactions and balances

Related party balances

a.    Other receivables – related parties:

		December 31,	June 30,
Name of related party	Relationship	2022	2022
		(Unaudited)
Lucas Wang	CEO	$—	$354,903	*

*The balance was from the $1 million disposal consideration CEO received on behalf of the Company and offset by the expenses CEO paid for the Company. The remaining balance was fully offset by the expenses paid by CEO for the Company as of December 31, 2022.

Note 10 – Credit facilities

Loans from third parties

Outstanding balances of third-party loans consisted of the following:

Name of lender	Maturities	Weighted average interest rate	Collateral/Guarantee	December 31, 2022	June 30, 2022
				(Unaudited)
Pony Partners Ltd	August 30, 2023	5.5%	20 BTC	$280,000	$—

Pony Partners Ltd	September 12, 2023	5.5%	35 BTC	539,000	—
				$819,000	$—

Interest expense pertaining to the above loans amounted to $14,043 was recorded for the six months ended December 31, 2022.

Note 11 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

SonicHash Canada is incorporated in Canada and is subject to both federal and provincial income taxes for its business operation in Canada. The applicable tax rate is 15% for federal and 8% for Alberta. SonicHash Canada had no taxable income as of December 31, 2022.

United States

SonicHash US is incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 8.7% for Delaware, 5.75% for Georgia and 5.25% for Indiana. SonicHash US had no taxable income as of December 31, 2022.

Singapore

SonicHash Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. SonicHash Singapore had no taxable income as of December 31, 2022. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,700) taxable income and 50% of the next SGD 190,000 (approximately $147,000) taxable income are exempted from income tax.

Significant components of deferred tax assets were as follows:

	December 31,	June 30,
	2022	2022
	(Unaudited)
Deferred tax assets
Net operating loss carryforward in the U.S.	619,765	69,066
Net operating loss carryforward in Canada	640	341
Net operating loss carryforward in Singapore	23,747	4,226
Valuation allowance	(644,152)	(73,633)
Total net deferred tax assets	$—	$—

As of December 31, 2022 and June 30, 2022, SonicHash US’s net operating loss carry forward for the U.S. income taxes was approximately $0.4 million and $0.3 million, respectively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $620,000 and $69,000 related to its operations as of December 31, 2022 and June 30, 2022, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and June 30, 2022, the Company did not have any significant unrecognized uncertain tax positions.

GST tax receivable

SonicHash Canada exported 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200 to SonicHash US ex-tax, 5% GST applied. These equipment were delivered to a mining facility in Georgia, U.S. in April 2022. The export transaction is eligible for GST rebate according to Canadian tax policy. The GST rebate is expected to be returned within 2023 from CRA.

Note 12 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In the US, the insurance coverage of each bank is $250,000. As of December 31, 2022 and June 30, 2022, cash balance of nil and $563, respectively, were deposited with financial institutions located in US, and of which none were subject to credit risk. Singapore dollar deposits of non-bank depositors are insured by the Singapore Deposit Insurance Corporation, for up to $75,000 in aggregate per depositor per Scheme member by law. Foreign currency deposits, dual currency investments, structured deposits and other investment products are not insured. As of December 31, 2022 and June 30, 2022, cash balance of $32,887 and $17,242, respectively, were deposited with financial institutions located in Singapore and were subject to credit risk. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

The Company used to trade BTCs on KuCoin and switched to f2pool, which is also a global crypto exchange, in October 2022. Those digital assets are kept in unique and segregated blockchain addresses accessible by the Company and verifiable on blockchain at any time. While the exchange holds the Company’s digital assets, the ownership and operation rights are always 100% attributed to the Company. The digital assets stored on f2pool are not insured. At the end of every day, f2pool automatically transferred the Company’s BTCs from f2pool to the Company’s own cold storage wallet to avoid the risks of exchange platform. As of December 31, 2022, the Company had 34.11 BTCs stored in the Company’s cold storage wallet and had 55 pledged BTCs stored in the cold storage wallet of the lender of the Company’s third-party loans. Those digital assets stored in cold storage wallets are kept in unique and segregated blockchain addresses accessible by the Company or the lender only. The digital assets stored in the lender’s wallet are insured by the party.

The Company is also exposed to risk from its security deposits, other receivables and prepayments. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 13 – Convertible Debentures

Convertible Debenture issued on October 21, 2022

On October 21, 2022, the Company, entered into the Securities Purchase Agreement with the Selling Shareholder pursuant to which the Company sold an Convertible Debenture in the original principal amount of $2,100,000 and the Warrants to purchase up to 116% of the maximum number of 5,108,275 ordinary shares of the Company, which is 5,925,599 ordinary shares, at a purchase price of $1,974,000.

The Debenture is convertible at an initial conversion price equal to $0.33 per ordinary share (the “Conversion Price”), which is 115% of the average VWAP of the five trading days immediately prior to closing, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the Conversion Price of the Debenture upon the occurrence of such event; provided, that the Conversion Price may not be less than $0.06 per ordinary shares, which is 20% of the closing bid price of the trading day immediately prior to closing. The holder of the Debenture has the right to convert all or a portion of the Note at any time after the six months anniversary of the date of issuance and prior to the maturity date, which is two years from the date of issuance.

The Debenture has an interest of the greater of (i) twelve percent (12% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) six (6%) per annum; provided, that if such Interest is being paid in ordinary shares, such Interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) fifteen percent (15% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) nine (9%)per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

	December 31,	June 30,
	2022	2022
	(Unaudited)
Principal balance	$2,100,000	$—
Less: Debentures discount and debts insurance cost	(197,954)	—
Total	$1,902,046	$—

The Company incurred issuance cost of $256,000 in connection with the issuance of the Debentures. The Company recognized the issuance cost as a discount to the Debentures at the inception date. For the six months ended December 31, 2022 and 2021, amortization of the issuance cost and Debentures discount of $58,046 and nil, respectively. These issuance costs and Debenture discount are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive income (loss) over the life of the Debentures using effective interest method.

Note 14 – Equity

Increase of authorized share capital

The Company increased of the share capital of the Company from $1,500,000 consisting of 150,000,000 ordinary shares, par value $0.01 per share, to $3,000,000 consisting of 300,000,000 ordinary shares, par value $0.01 per share on April 27, 2022. The Company amended and restated the Company’s Memorandum and Articles of Association, as amended, to reflect the name change and the increase of authorized share capital and to change the address of the registered office of the Company.

Direct offerings and Private placements

On November 22, 2021, the Company entered into a certain securities purchase agreement with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value US$0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately US$16.5 million. The purchase price for each Share and the corresponding Warrant is US$0.96. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of US$1.008 per share, which is 105% of the purchase price. The Warrants will expire five years from the date of issuance. Additionally, the Company has agreed to issue to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 858,770 ordinary shares (equal to 5% of the aggregate number of shares sold to the Purchasers in this Offering), with an exercise price of US$0.96 per share (equal to 100% of the Share offering price in the Registered Direct Offering). The Placement Agent Warrants have a term of five years from the commencement of sales of the Offering and are first exercisable six months after the closing of the Offering. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on November 24, 2021.

The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 18,124,400 ordinary shares (the “Shares”), par value $0.01 per share, in a registered direct offering, and warrants to purchase up to 18,124,400 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of $16,130,716. The purchase price for each Share and the corresponding Warrant is $0.89. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of $1.008 per share. The Warrants will expire five years from the date of issuance. Additionally, the Company has agreed to issue to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 906,220 ordinary shares (equal to 5% of the aggregate number of shares sold to the Purchasers in this Offering), with an exercise price of US$0.89 per share (equal to 100% of the Share offering price in the Registered Direct Offering). The Placement Agent Warrants have a term of five years from the commencement of sales of the Offering and are first exercisable six months after the closing of the Offering. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on January 31, 2022.

The Company entered into an underwriting agreement dated June 3, 2022 (the “Underwriting Agreement”) with Univest Securities, LLC (the “Underwriter”), pursuant to which the Company agreed to sell 9,803,922 ordinary shares (the “Shares”), par value US$0.01 per share, on a firm commitment basis, for gross proceeds of approximately $5 million (the “Offering”). The purchase price for each Share is US$0.51. The Company has granted the Underwriter a 45-day option to purchase an additional 1,470,588 ordinary shares, representing up to 15% of the number of the shares sold in the Offering, solely to cover over-allotments, if any. A full exercise of the over-allotment option would increase the total gross proceeds of the offering to approximately $5.75 million. Pursuant to the Underwriting Agreement, the Company has agreed to grant the Underwriter a discount equal to six and a half percent (6.5%) of the gross proceeds of the Offering. The Company also agreed to reimburse the Underwriter for its out-of-pocket accountable expenses relating to the Offering in an amount not to exceed an aggregate of US$75,000, and to pay to the Underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the Offering. Additionally, the Company has agreed to issue to the Underwriter warrants to purchase up to a total of 490,196 ordinary shares (equal to five percent (5%) of the ordinary shares sold in this Offering) (or 563,726 ordinary shares if the Underwriter exercises the overallotment option in full) for an aggregate purchase price of US$100 (the “Underwriter’s Warrants”). Such Underwriter’s Warrants will be exercisable at US$0.51 per share, which is equal to the public offering price for the ordinary shares in this Offering. Such Underwriter’s Warrants will be exercisable six months from the date of issuance and will expire five (5) years from the commencement of sales of this Offering, subject to certain adjustments. On June 29, 2022, the Underwriter exercised the 45-day option to purchase an additional 1,470,588 ordinary shares for net proceeds of $686,750, which was received by the Company in July 2022 and the amount is recorded in other receivables as of June 30, 2022.

On August 15, 2022, the Company entered into an asset purchase agreement (the “Purchase Agreement”) with certain non-affiliated seller (the “Seller”), pursuant to which the Company purchased 622 units of cryptocurrency mining equipment from the Seller for a total purchase price of $3,110,000, payable in the form of 8,685,574 ordinary shares of the Company, valued at $0.36 per share. The Seller delivered the miners to a hosting facility located in Macon, Georgia within 15 days from the date of the Purchase Agreement. The offering was closed on August 22, 2022.

On October 21, 2022, the Company entered into the Securities Purchase Agreement with the Selling Shareholder pursuant to which the Company sold a Convertible Debenture in the original principal amount of $2,100,000 (see Note 12 for details) and the Warrants to purchase up to 116% of the maximum number of 5,108,275 ordinary shares of the Company, which is 5,925,599 ordinary shares, at a purchase price of $1,974,000. On the same day, the Company completed its sale to the Selling Shareholder of the Convertible Debenture and the Warrants pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Convertible Debenture and the Warrants were $1,974,000, prior to deducting transaction fees and estimated expenses.

Stock options

In August 2019, the Company issued a total of 95,000 options to two directors of the Company and vested in four equal installments on a quarterly basis with an exercise price of $5.00 for three years from date of issuance after the Company’s listing on the Nasdaq Stock Market on August 15, 2019. The Company used the Black Scholes model to value the options at the time they were issued, based on the stated exercise prices of $5.0, market price of $4.6, volatility of 118%, risk-free rate of 1.44% and dividend yield of 0%. Because the Company does not have a history of employee stock options, the estimated life is based on one half of the sum of the vesting period and the contractual life of the option. This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date. The Company’s ordinary share did not have a history of trading history to determine its own volatility. As a result, the Company used the volatility of a comparable company with similar size and similar industry as the assumption of its estimated volatility. Total fair value of these options were estimated to be $243,922 and the compensation expenses are to be recognized on a straight-line basis over the total service period of one year. Total compensation expenses for the six months ended December 31, 2022 and 2021 was nil and $21,140, respectively.

The summary of stock option activity is as follows:

			Weighted	Average
			Average	Remaining	Aggregate
	Options	Exercisable	Exercise	Contractual	Intrinsic
	Outstanding	Option	Price	Life	Value
June 30, 2020	95,000	71,250	$5.00	2.50	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2021	95,000	71,250	$5.00	1.50	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2022	95,000	71,250	$5.00	0.50	—
Granted/Acquired	—	—	$—	—	—
Forfeited	(71,250)	(53,438)	$—	—	—
Exercised	—	—	$—	—	—
December 31, 2022 (unaudited)	23,750	17,812	$5.00	0.25	—

Warrants

The summary of warrant activity is as follows:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
June 30, 2020	86,732	86,732	$4.89	3.88
Granted/Acquired	—	—	$—	—
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2021	86,732	86,732	$4.89	2.86
Granted/Acquired	37,628,529	37,628,529	$1.01	5.00
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2022	37,715,261	37,715,261	$1.02	4.76
Granted/Acquired	5,925,599	5,925,599	$1.20	7.00
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
December 31, 2022 (unaudited)	43,640,860	43,640,860	$1.02	4.44

Note 15 – Commitments and contingencies

Lease commitments

Effective July 1, 2019, the Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered in one operating lease agreement in New York expiring through April 2023. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease had an initial term of 12 months or less.

Operating lease expenses was recorded under general and administrative expenses for the six months ended December 31, 2022 and 2021 amounted to $348,281 and nil, respectively.

Note 16 – Subsequent Event

The Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on June 14, 2022, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until December 12, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2). The Company had successfully applied for an extension for another 180 calendar days in December 2022. To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by June 12, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.